Exhibit 1.1

OFFER TO PURCHASE

The limited company « LOCK’O » S.A., which is a company incorporated in Belgium having its registered office at 5030 Gembloux (Belgium), Chaussée de Tirlemont, 75, and registered with the Crossroads Bank for Enterprises under the reference 0478.831.095, or another affiliated group company.

Represented by Mr. Thierry TRIBOLET, CFO, born in Chaudfontaine on November 19, 1961, by virtue of an authentic power of attorney received by Notary Gérard Indekeu on October 8, 2019, in Brussels.

« the Purchaser »

Hereby offer to purchase from:

The limited company « TWIN DISC INTERNATIONAL » S.R.L., which is a company incorporated in Belgium having its registered office at 1400 Nivelles (Belgium), Chaussée de Namur, 54, and registered with the Crossroads Bank for Enterprises under the reference 0400.358.293,

« the Seller »

The following property, located at:

CITY OF NIVELLES – 2ND DIVISION

The plot of land and buildings, located at Chaussée de Namur, 54

Surface: 36000 sq meters

Cadastral parcel: section C, number 576 A 6.

« the Property »

Which term includes all buildings on the Property, and all fixtures and fittings of a permanent nature, such as electric light fittings, overhead cranes, electric, plumbing, heating & air conditioning fixture, etc.

This offer to purchase is subject to the following:

1. Purchase Price

Six million nine hundred and fifty thousand euros (6.950.000 €), to be paid as follows:

-         5% (347.500 €) as deposit to be paid to the notary, upon signature of the purchase agreement, to be held in trust by him, such deposit to be credited to the Purchase Price on the Closing Date (notary deed).

-         The balance of the purchase price (6.602.500 €), to be paid on the Closing (notary deed).

2. Validity of the offer	This offer is irrevocable by the Purchaser and open to acceptance by the Seller up to 6 p.m. (UTC + 2h) the 16th day of September 2022. If not accepted by that time, the offer is withdrawn.
3. Acceptance of the offer

The acceptance of the offer by the Seller must be notified to the Purchaser by sending a copy of the signed offer by e-mail to Frederik.nenadic@locko.be no later than 6 p.m. (UTC + 2h) on the 16th day of September 2022.

Upon acceptance of this offer within the time set out, this agreement shall be a contract of purchase and sale and binding on the Seller and the Purchaser, to be finalized by a Purchase agreement redacted by the notaries of the Seller and the Purchaser, in accordance to the usual provisions of the Brussels Chamber of the Notaries, and the following conditions.

4. Purchase agreement	The Purchase agreement will be signed within two months of the acceptance of this offer by the Seller.
5. Closing (notary deed)	The Closing (notary deed) will be signed within four months of the signature of the Purchase agreement.
6. Suspensive Conditions	None
7. Encumbrances – Clearing Title	On the Closing date, the property will be free and clear of all encumbrances (mortgages, tax privileges, etc.)
8. Possession – Occupation –Lease Back

The Purchaser will have the possession of the Property as from the Closing by the perception of a rent, not by vacant occupation.

Indeed, the Seller and the Purchaser will sign a lease at the latest at the Closing, the main terms of which will be as detailed hereunder.

-         Term of the lease: 2 years, renewable for a further period of two years, with the agreement of the Purchaser

-         Rent amount: 472.000 €/year, + VAT

-         Taxes, insurances and fees: supported by the tenant

-         Early termination: the tenant has the right to terminate the lease at any time with 3 months notice

This time period is agreed between parties in order to allow the Seller to relocate its activities on another site, and to complete the administrative obligations related to the termination of these activities in the existing building (e.g. environmental permit).

The seller remains liable for any obligations resulting from the ending of his permit and activity on the Property.

In this context, the Purchaser informs the Seller that he accepts a progressive reduction of the leased areas, and a proportional reduction of the rent (proportion of the leased m2).

The vacated areas would be occupied by the Purchaser for the purpose of setting up and installing its own storage activity.

The Seller shall be liable for the payment of taxes, water & power costs until the end of the lease mentioned above, for the proportion of the rented surface, and for specific taxes related to its own machines and installations.

At the end of the lease, the Purchaser will have free possession of the Property. At this date, the Property must be free of occupation, empty, and without any deterioration.

The Purchaser shall transfer to its name any contracts and subscriptions for water, gas and electricity, and pay the charges for them from the date of the end of the lease.

9. Property & risks tranfert

All benefits and risk in and to the property shall pass to the Purchaser on the Closing date (notary deed).

Nevertheless, the Seller will maintain the Property properly insured until the end of the lease mentioned above, according to its occupation of the premises.

10. Viewed	The Property is sold as it was at the time of the visit by the Purchaser (August 8th 2022).
11. Representations & Warranties

The Seller does not give any guarantee in respect of the buildings or any other improvements on the property and the Seller shall not be kept liable for any defects in the property whether latent or patent.

However, the exclusion of guarantee is only valid if the Seller is unaware of the defects.

12. Surface	The Seller shall not be liable for any deficiency in extent, which may be revealed on any re-survey, nor shall the Seller benefit to any possible surplus.
13. Easements – Servitudes	The Property is free of all easements, servitude, real or personal obligations, of private or public law, or of any charge likely to diminish the value of the Property.
14. Documents

The Seller shall provide the Purchaser, at the time of the preparation of the purchase agreement, with all the information necessary for the Purchaser to be fully aware of the Property, in particular: a copy of the title deed and the plans annexed thereto, any « dossier d’intervention ultérieure » (technical survey), compliance certificates related to the building, permits, plans, asbestos inventory, information relating to the state of the ground, etc.

15. Costs

The Purchaser will pay all the costs in connection with the transfer of property (tax, notary costs), and with any new mortgage arranged by the Purchaser.

The Seller will pay the costs in connection with the discharge of any encumbrances (mortgage, etc.), and with the real estate agent.

16. Disclosure

The Seller warrants that:

-         The Property and buildings and their use comply with the urban planning and administrative code, and is free of any violation of administrative law;

-         The building is not the object of any litigation concerning neighbors, administrations, contractors and architects and/or any third party in general.

-         The property is free from any general impediment of such a nature as to significantly reduce the value of the Property.

17. Notary	The Purchaser notary is: Notaries INDEKEU & CLEENEWERCK de CRAYENCOUR, associated in Brussels.

the Purchaser	The Seller
Dated at Gembloux, on the 13th of September 2022 Thierry Tribolet, authorized representative	The Seller accepts the above offer Dated at Racine on the 13 September 2022 John H. Batten Kris Blommaert